                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                           Tweedy, Browne Company L.P.


                    Under the Securities Exchange Act of 1934

                    AMERICAN INDEMNITY FINANCIAL CORPORATION
                                (Name of Issuer)


                   Common Stock, Par Value $3.33 1/3 per Share
                         (Title of Class of Securities)

                                    026759100
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                October 25, 1995
             (Date of Event which Required Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 026759100                                     Page___of___Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tweedy, Browne Company L.P.("TBC")

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                      (b) /X/


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3     SEC USE ONLY


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4     SOURCE OF FUNDS*
       00

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   / /
      TO ITEMS 2(d) OR 2(E)


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                       7  SOLE VOTING POWER TBC has sole voting power with
                          respect to 202,461 shares held in certain TBC accounts
                          (as hereinafter defined).  Additionally, certain of
       NUMBER OF          the general partners of TBC may be deemed to have sole
                          power to vote certain shares as more fully set forth
        SHARES            herein.
                       ---------------------------------------------------------
     BENEFICIALLY      8  SHARED VOTING POWER
                          0 shares
       OWNED BY
                       ---------------------------------------------------------
         EACH          9  SOLE DISPOSITIVE POWER
                          0 shares, except that certain of the general partners
       REPORTING          of TBC may be deemed to have sole power to dispose of
                          certain shares as more fully set forth herein.
        PERSON
                       ---------------------------------------------------------
         WITH          10 SHARED DISPOSITIVE POWER
                          217,160 shares held in accounts of TBC (as hereinafter defined).

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          217,160 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/X/


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.16%
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14    TYPE OF REPORTING PERSON*

      BD, IA and PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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PRELIMINARY NOTE

         This Amendment is being filed because the filing person may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC"), which group may be deemed to be the beneficial owner of in excess of 5% of the Common Stock of American Indemnity Financial Corporation and is prompted by an examination by the filing person on October 25, 1995 of the issuer's report on Form 10-Q for the quarter ended June 30, 1995. However the filing of this Amendment should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         Puruant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, TBC hereby amends its Statement on Schedule 13D, relating to the Common Stock of American Indemnity Financial Corporation. TBC filed a Statement on Schedule 13D, dated as of October 24, 1994, which was amended by TBC on November 8, 1994, December 28, 1994 and July 27, 1995. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment also includes an amended and restated composite of all paper filings to date made by TBC on Schedule 13D with respect to American Indemnity Financial Corporation.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $3.33 1/3 par value (the "Common Stock"), of American Indemnity Financial Corporation (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at One American Indemnity Plaza, Galveston, Texas 77550.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The person filing this Schedule 13D is Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership. The filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBC are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as general partners in TBC, the General Partners may be deemed to control TBC.

         (b) The business address of each of TBC and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

           The present principal occupation of each of the General Partners is serving as such for TBC, TBK Partners, L.P., a private investment partnership and Vanderbilt Partners, L.P., a private investment partnership. The principal business address of TBC is set forth above. The principal business address of each of TBK Partners, L.P. and Vanderbilt Partners, L.P. is 52 Vanderbilt Avenue, New York, New York 10017.
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         (d)  None of TBC, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) TBC is a Delaware limited partnership. Each of the General Partners is a citizen of the United States of Ameria.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 217,160 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $2,176,929.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

ITEM 4.  PURPOSE OF TRANSACTION

         TBC has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC may dispose of all or some of the TBC Shares, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC intends to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 217,160 shares of Common Stock, which constitutes approximately 11.16% of the 1,946,710 shares of Common Stock which TBC believes to the total number of shares of Common Stock outstanding. Such shares are held in the TBC Accounts.

         TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 217,160 shares, which constitutes approximately 11.16% of the 1,946,710 shares of Common Stock which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.
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         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, is 217,160 shares, which constitutes approximately 11.16% % of the 1,946,710 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

         TBC disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 217,160 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 202,461 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 202,461 shares of Common Stock held in certain TBC Accounts.

         (c) No transactions in Common Stock were effected by TBC during the sixty-day period ended as of the date hereof.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as otherwise described herein, none of TBC, nor, to the best knowledge of TBC, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Company.
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                                    SIGNATURE

         Tweedy, Browne Company L.P. after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.



                                                     TWEEDY, BROWNE COMPANY L.P.



                                                     By
                                                       -------------------------
                                                       Christopher H. Browne
                                                       General Partner




Dated: January 24, 1996